FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2010

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s press release, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European Acquisition ("Acquisition") will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 5, 2010

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller

Sappi Limited

Media Release

02 August 2010

Valli Moosa to join Sappi Limited board

Sappi Limited, the global pulp and paper group, today announced that Mr Valli Moosa will join the Sappi Limited board with effect from 01 August 2010 as a non-executive director, following the conclusion of Sappi’s R814m black economic empowerment transaction earlier in 2010.

Mr Moosa is currently the chairman of Lereko Investments, Sappi's strategic black economic empowerment partner. He has held numerous leadership positions across business, government, politics and civil society. To name but a few, he was for five years South African Minister of Environmental Affairs and Tourism; for four years the President of the IUCN (International Union for the Conservation of Nature); and he was a long-serving National Executive Committee Member of the African National Congress (ANC). He currently serves as non-executive director of Sanlam Limited, Imperial Holdings, Anglo Platinum and Sun International, where he is also the chairman. Mr Moosa holds a BSc (Mathematics) from the University of Durban-Westville.

Commenting on Mr Moosa’s appointment, Dr Danie Cronjé, chairman of Sappi Limited, said "We are pleased to be able to welcome a person of such high calibre and broad experience as Valli Moosa to the Board. He brings his international exposure to environmental matters, his work as a black economic empowerment entrepreneur in South Africa, and his experience serving on the boards of significant companies to Sappi. His presence on the Sappi Board also further strengthens the relationship between Sappi and Lereko Investments, our strategic partner."

END

NOTE TO EDITORS:

Additional information on Mr Mohammed Valli Moosa:

CURRENT POSITIONS:
Chairman of Lereko Investments
Chairman and Non-Executive Director of Sun International
Non-Executive Director of Sanlam Ltd
Non-Executive Director of Imperial Holdings
Non-Executive Director of Anglo Platinum
Member of Auditor-General’s Advisory Board

PREVIOUS POSITIONS (ABRIDGED):
Member of the International Marketing Council
2005-2008 Non-Executive Chairman of Eskom
2004-2008 President of the IUCN (International Union for the Conservation of Nature)
2004-2005 Non-Executive Director of South African Airways
2002-2003 Chairperson of the UN Commission on Sustainable Development
1999-2004 Member of the Board of the Business Trust
1999-2004 Minister of Environmental Affairs and Tourism
1996-1999 Minister of Constitutional Development
1994-1996 Deputy Minister of Constitutional Development
1994-2004 Member of the South African Parliament

For further information:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited (Reg No 1936/008963/06)
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Mobile  +27 (0)83 235 2973
Andre.Oberholzer@sappi.com